SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Derma Sciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

249827205

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 249827205	Page 2 of 15 Pages

1.	Name of Reporting Persons Galen Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 61,489*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 61,489*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,489*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) PN

*	Represents 14,190 shares issuable upon conversion of Series A Preferred Stock and 47,299 shares issuable upon conversion of Series B Preferred Stock.

13G

CUSIP No. 249827205	Page 3 of 15 Pages

1.	Name of Reporting Persons Galen Partners International III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,952*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,952*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,952*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

*	Represents 1,374 shares issuable upon conversion of Series A Preferred Stock and 4,578 shares issuable upon conversion of Series B Preferred Stock.

13G

CUSIP No. 249827205	Page 4 of 15 Pages

1.	Name of Reporting Persons Galen Employee Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 271*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 271*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 271*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

*	Represents 63 shares issuable upon conversion of Series A Preferred Stock and 208 shares issuable upon conversion of Series B Preferred Stock.

13G

CUSIP No. 249827205	Page 5 of 15 Pages

1.	Name of Reporting Persons Claudius, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 67,441*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 67,441*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,441*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) OO

*

The shares are held as follows: 61,489 by Galen Partners III, L.P. (“Galen III”) (14,190 of which are issuable upon conversion of Series A Preferred Stock and 47,299 of which are issuable upon conversion of Series B Preferred Stock) and 5,952 by Galen Partners International III, L.P. (“Galen International III”) (1,374 of which are issuable upon conversion of Series A Preferred Stock and 4,578 of which are issuable upon conversion of Series B Preferred Stock), The Reporting Person is the direct general partner of Galen III and Galen International III.

13G

CUSIP No. 249827205	Page 6 of 15 Pages

1.	Name of Reporting Persons Galen Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 57,927*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 57,927*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57,927*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person (See Instructions) OO

*

Includes 271 shares held by Galen Employee Fund III, L.P. (“Galen Employee III”) (63 of which are issuable upon conversion of Series A Preferred Stock and 208 of which are issuable upon conversion of Series B Preferred Stock) and 57,656 shares issuable upon the exercise of options held by two former partners of the Galen entities, which are exercisable within 60 days of December 31, 2011. The Reporting Person is the direct general partner of Galen Employee III and may be deemed to have sole power to direct the voting and disposition of the shares held by Galen Employee III and the shares issuable upon the exercise of the options held by the former partners pursuant to an arrangement between the Reporting Person and the former partners.

13G

CUSIP No. 249827205	Page 7 of 15 Pages

1.	Name of Reporting Persons Bruce F. Wesson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 20,156*
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 20,156*
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) IN

*	Includes 3,125 shares held by the Reporting Person and 17,031 shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of December 31, 2010.

13G

CUSIP No. 249827205	Page 8 of 15 Pages

1.	Name of Reporting Persons L. John Wilkerson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 125,639*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 125,639*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,639*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%
12.	Type of Reporting Person (See Instructions) IN

*

The shares are held as follows: 61,489 by Galen Partners III (14,190 of which are issuable upon conversion of Series A Preferred Stock and 47,299 of which are issuable upon conversion of Series B Preferred Stock), 5,952 by Galen International III (1,347 of which are issuable upon conversion of Series A Preferred Stock and 4,578 of which are issuable upon conversion of Series B Preferred Stock) and 271 by Galen Employee III (63 of which are issuable upon conversion of Series A Preferred Stock and 208 of which are issuable upon the conversion of Series B Preferred Stock), The Reporting Person is a member of Claudius, L.L.C., which is the direct general partner of Galen Partners III and Galen International III, and may be deemed to have shared power to direct the voting and disposition of the shares held by Galen III and Galen International III. Also includes 57,656 shares issuable upon exercise of options held by former partners of the Galen entities that are exercisable within 60 days of December 31, 2011. The shares held by Galen Employee III and the shares issuable upon exercise of options held by former partners may be deemed to be beneficially owned by Galen Management, L.L.C. (“Galen Management”), which is the direct general partner of Galen Employee III. The Reporting Person is a member of Galen Management and may be deemed to have shared power to direct the voting and disposition of such shares.

Item 1
	(a)	Name of Issuer: Derma Sciences, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

214 Carnegie Center, Suite 300 Princeton, New Jersey 08540

Item 2

	(a)	Name of Person Filing:

Galen Partners III, L.P. Galen Partners International III, L.P. Galen Employee Fund III, L.P. Claudius, L.L.C. Galen Management, L.L.C. Bruce F. Wesson L. John Wilkerson

	(b)	Address of Principal Business Office or, if none, Residence:

c/o Galen Management, L.L.C. 680 Washington Boulevard Stamford, CT 06901

	(c)	Citizenship:

All entities were organized in Delaware. The individuals are all United States citizens.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

249827205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Galen Partners III, L.P.	61,489 (1)
Galen Partners International III, L.P.	5,952 (2)
Galen Employee Fund III, L.P.	271 (3)
Claudius, L.L.C.	67,441 (4)
Galen Management, L.L.C	57,927 (5)
Bruce F. Wesson	20,156 (6)
L. John Wilkerson	125,639 (7)

Percent of Class:

Galen Partners III, L.P.	0.6%
Galen Partners International III, L.P.	0.1%
Galen Employee Fund III, L.P.	0.0%
Claudius, L.L.C.	0.6%
Galen Management, L.L.C.	0.5%
Bruce F. Wesson	0.2%
L. John Wilkerson	1.2%

(b)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Galen Partners III, L.P.	61,489 (1)
Galen Partners International III, L.P.	5,952 (2)
Galen Employee Fund III, L.P.	271 (3)
Claudius, L.L.C.	67,441 (4)
Galen Management, L.L.C.	57,927 (5)
Bruce F. Wesson	20,156 (6)
L. John Wilkerson	0

(ii)	Shared power to vote or to direct the vote

Galen Partners III, L.P.	0
Galen Partners International III, L.P.	0
Galen Employee Fund III, L.P.	0
Claudius, L.L.C.	0
Galen Management, L.L.C.	0
Bruce F. Wesson	0
L. John Wilkerson	125,639 (7)

(iii)	Sole power to dispose or to direct the disposition of

Galen Partners III, L.P.	61,489 (1)
Galen Partners International III, L.P.	5,952 (2)
Galen Employee Fund III, L.P.	271 (3)
Claudius, L.L.C.	67,441 (4)
Galen Management, L.L.C.	57,927 (5)
Bruce F. Wesson	20,156 (6)
L. John Wilkerson	0

(iv)	Shared power to dispose or to direct the disposition of

Galen Partners III, L.P.	0
Galen Partners International III, L.P.	0
Galen Employee Fund III, L.P.	0
Claudius, L.L.C.	0
Galen Management, L.L.C.	0
Bruce F. Wesson	0
L. John Wilkerson	125,639 (7)

(1)	Includes 14,190 shares issuable upon conversion of Series A Preferred Stock and 47,299 shares issuable upon conversion of Series B Preferred Stock.
(2)	Includes 1,374 shares issuable upon conversion of Series A Preferred Stock and 4,578 shares issuable upon conversion of Series B Preferred Stock.
(3)	Includes 63 shares issuable upon conversion of Series A Preferred Stock and 208 shares issuable upon conversion of Series B Preferred Stock.
(4)	The shares are held as follows: 61,489 by Galen Partners III (14,190 of which are issuable upon conversion of Series A Preferred Stock and 47,299 of which are issuable upon conversion of Series B Preferred Stock) and 40,149 by Galen International III (1,374 of which are issuable upon conversion of Series A Preferred Stock and 4,578 of which are issuable upon conversion of Series B Preferred Stock). The Reporting Person is the direct general partner of Galen III and Galen International III.
(5)	The shares are held by Galen Employee Fund III (63 of which are issuable upon conversion of Series A Preferred Stock and 208 of which are issuable upon conversion of Series B Preferred Stock) and 57,656 shares are issuable upon the exercise of options held by former partners of the Galen entities, which are exercisable within 60 days of December 31, 2011. The Reporting Person is the direct general partner of Galen Employee Fund III and may be deemed to have sole power to direct the voting and disposition of the shares held by Galen Employee Fund III and the shares issuable upon the exercise of the options held by the former partners pursuant to an arrangement between the Reporting Person and the former partners.
(6)	Includes 3,125 shares held by the Reporting Person and 17,031 shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of December 31, 2011.
(7)	The shares are held as follows: 61,489 by Galen III (14,190 of which are issuable upon conversion of Series A Preferred Stock and 47,299 of which are issuable upon conversion of Series B Preferred Stock), 40,149 by Galen International III (1,374 of which are issuable upon conversion of Series A Preferred Stock and 4,578 of which are issuable upon conversion of Series B Preferred Stock) and 271 by Galen Management (63 of which are issuable upon conversion of Series A Preferred Stock and 208 of which are issuable upon conversion of Series B Preferred Stock). Also includes 57,656 shares issuable upon exercise of options held by former partners of the Galen entities that are exercisable within 60 days of December 31, 2011. The shares held by Galen Employee Fund III and the shares issuable upon exercise of options held by former partners, may be deemed beneficially owned by Galen Management. The Reporting Person is a member of Galen Management and may be deemed to have shared power to direct the voting and disposition of such shares.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

GALEN PARTNERS III, L.P.			GALEN PARTNERS INTERNATIONAL III, L.P.

By:	Claudius, L.L.C., its General Partner		By:	Claudius, L.L.C., its General Partner

By:	/s/ David W. Jahns		BY:	/s/ David W. Jahns
	Name:	David W. Jahns		Name:	David W. Jahns
	Title:	Member		Title:	Member

GALEN EMPLOYEE FUND III, L.P.			GALEN MANAGEMENT, L.L.C.

By:	Galen Management, L.L.C., its General Partner

By:	/s/ David W. Jahns		By:	/s/ David W. Jahns
	Name:	David W. Jahns	Name:	David W. Jahns
	Title:	Member	Title:	Member

CLAUDIUS, L.L.C.

By:	/s/ David W. Jahns
Name:	David W. Jahns
Title:	Member

By:	/s/ Bruce F. Wesson		By:	/s/ L. John Wilkerson
	Name:	Bruce F. Wesson		Name:	L. John Wilkerson

EXHIBITS

A:	Joint Filing Agreement

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Derma Sciences, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 10th day of February, 2012.

GALEN PARTNERS III, L.P.			GALEN PARTNERS INTERNATIONAL III, L.P.

By:	Claudius, L.L.C., its General Partner		By:	Claudius, L.L.C., its General Partner

By:	/s/ David W. Jahns		BY:	/s/ David W. Jahns
	Name:	David W. Jahns		Name:	David W. Jahns
	Title:	Member		Title:	Member

GALEN EMPLOYEE FUND III, L.P.			GALEN MANAGEMENT, L.L.C.

By:	Galen Management, L.L.C., its General Partner

By:	/s/ David W. Jahns		By:	/s/ David W. Jahns
	Name:	David W. Jahns	Name:	David W. Jahns
	Title:	Sole Shareholder	Title:	Member

CLAUDIUS, L.L.C.

By:	/s/ L. John Wilkerson
Name:	L. John Wilkerson
Title:	Member

By:	/s/ Bruce F. Wesson		By:	/s/ L. John Wilkerson
	Name:	Bruce F. Wesson		Name:	L. John Wilkerson